FORM 51-102F3

Material Change Report

Item 1    Name and Address of Company

HIVE Blockchain Technologies Ltd.

#855 - 789 Pender Street
Vancouver, BC V6C 1H2

Item 2    Date of Material Change:

July 12, 2021.

Item 3    News Release:

The press release attached as Schedule "A" was disseminated on July 12, 2021.

Item 4    Summary of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 5    Full Description of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 6    Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7    Omitted Information:

Not applicable.

Item 8    Executive Officer:

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9    Date of Report:

July 12, 2021.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

July 12, 2021

HIVE Buys 3,019 High Performance Bitcoin Miners

Increasing Production By 46% Immediately

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HVBT) (FSE:HBF) (the "Company" or "HIVE") is excited to announce the purchase and immediate hashing of 3,019 MicroBT WhatsMiner M30S dedicated mining computers, or "miners".

These new machines have an aggregate hash power of 264 Petahash per second (PH/s). The integration of these miners into HIVE's systems will be immediate upon closing and will increase HIVE's overall Bitcoin operating hashrate by approximately 46%.

Next Generation Miner Expansion

With the addition of these 3,019 MicroBT M30S miners, HIVE's aggregate operating hash rate increases from approximately 566 PH/s to 830 PH/s. At the current difficulty and Bitcoin price these purchased miners will generate an additional US$80,000 in daily income. Bitcoin continues to have a daily volatility of plus or minus 6% and investors need to be aware of this volatility.

The miners to be acquired in the transaction are already located onsite at HIVE's facilities in Lachute, Quebec and Grand Falls, New Brunswick. The miners are being purchased from Foundry Digital LLC ("Foundry"), a wholly owned subsidiary of the Digital Currency Group (DCG) focussed on digital assets' mining and staking. As part of the partnership, HIVE will contribute its Bitcoin hashpower to Foundry USA Pool going forward, whose other major customers include Blockcap, Hut8, Bitfarms and Foundry itself, among others.

Frank Holmes, Executive Chairman of HIVE stated "We are pleased to be executing on a transaction that dramatically increases our mining capacity without any logistics delays. Our entry into a North American mining pool furthers our goal of increased transparency and accountability with our partners. Mining power is shifting from east to West, and we're excited to be involved."

Mike Colyer, CEO of Foundry said, "We are excited to have HIVE as a partner for the Foundry USA Pool as we continue playing our part in securing the global bitcoin mining network."

As consideration for the sale of the miners, Foundry will be issued cash and 1.5 million warrants of the Company, subject to regulatory approval. Each full warrant will entitle the holder to acquire one common share for C$3.11 for a period of 2 years. Mr. Holmes said "Foundry is one of the most well-respected firms in the mining space, and we're pleased to have them as investors in HIVE, the only publicly traded pure 100% green, low-cost energy miner."

HODL Strategy

This new production will quickly accelerate building up our Bitcoin reserves. Presently we hold 605 Bitcoin in cold wallets. Our goal to get to one Exahash of Bitcoin mining by the end of August is now much closer with this addition of 3,019 high performance machines.

New Mining Pool

We will be joining Foundry's mining pool which we believe is the best option for our investors. Foundry USA Pool is based in the US, where we should see better transparency, accountability and competitive costs.

A mining pool is a collective that allows Bitcoin miners to combine their hashing power, and achieve a steadier stream of coins.

Nasdaq Bell

The team of HIVE is pleased that we are in New York City today to ring the closing bell for HIVE's new listing on the Nasdaq.

About Foundry Digital LLC

A subsidiary of DCG, Foundry Digital LLC is a financing and advisory company focused on digital asset mining and staking. With the mission of empowering decentralized infrastructure for a digital world, Foundry provides North American digital asset mining businesses with capital and intelligence. Foundry is based in Rochester, NY. For more information, please visit foundrydigital.com

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and U.S. securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to, statements with respect to information about the proposed purchase of equipment from Foundry Digital LLC, including the potential increase in hashpower, the potential for the Company's long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the Company may not receive regulatory approval to complete the purchase of equipment from Foundry Digital LLC as contemplated or at all; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of the Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to their inherent uncertainty.